EXHIBIT 12.1

STATEMENT REGARDING THE COMPUTATION OF

CONSOLIDATED RATION OF EARNINGS TO FIXED CHARGES

Teva Pharmaceutical Industries Limited

Computation of ratio of earnings to fixed charges

(U.S. dollar in millions, except ratio of earnings to fixed charges)

		Year ended December 31,
	Nine months ended September 30, 2008	2007	2006	2005	2004	2003
	(Unaudited)
Fixed charges
Interest costs (expenses and capitalized) and amortization of issuance costs relating to long-term debentures	$133	$205	$186	$37	$43	$45
Rentals – one third of rental expense (the portion deemed representative of the interest factor)	15	17	13	7	7	5

Total Fixed charges	$148	$222	$199	$44	$50	$50

Earnings
Pre-tax income from continuing operation before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$1,535	$2,353	$706	$1,309	$604	$872
Fixed charges, as above	148	222	199	44	49	50
Interest capitalized, less amortization of capitalized interest	—	—	—	—	*	1

Total earnings	$1,683	$2,575	$905	$1,353	$653	$923

Ratio of earnings to fixed charges**	11.40	11.58	4.55	30.43	13.17	18.32

*	Represents an amount of less than $0.5 million.

**	The Company accounts for interest and penalties related to uncertain tax positions as part of income tax expense and, therefore, these charges are not included as a component of interest expense within fixed charges.